EXHIBIT 12.1
WESTERN GAS PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter
	Ended
	March 31,		Year Ended December 31,
(dollars in thousands)	2009		2008	2007		2006		2005		2004

Earnings:
Income before income taxes	$16,468		$79,053	$56,198		$18,028		$11,899		$14,761
Add: Fixed charges	1,800		1,859	8,197		10,402		9,795		8,340
Distributions from equity investee	1,111		5,128	1,348		741		—		—
Amortization of capitalized interest	3		6	—		—		—		—
Less: Equity income	1,550		4,736	4,017		1,360		—		—

Earnings	$17,832		$81,310	$61,726		$27,811		$21,694		$23,101

Fixed charges:
Interest expense	$1,785		$1,512	$7,805		$9,574		$8,650		$7,146
Interest component of lease expense	15		347	392		828		1,145		1,194

Fixed charges	$1,800		$1,859	$8,197		$10,402		$9,795		$8,340

Ratio of earnings to fixed charges	9.9	x	43.7x	7.5	x	2.7	x	2.2	x	2.8	x